

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

WeiQun Chen
Chairman, Chief Executive Officer, and Director
Novagant Corp.
Flat D, 32/F, The Masterpiece, 18 Hanoi Road, Kowloon, Tsim
Sha Tsui, Hong Kong 19801

> **Re: Novagant Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed November 24, 2021**
> **File No. 000-26675**

Dear Mr. Chen:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2021 letter.

Amendment No. 1 to Registration Statement on Form 10-12G

Explanatory Note, page i

1. We note that you state in your response letter that you only provide logistics services based in Hong Kong. Please state in your Explanatory Note whether you have any business operations in China. In that regard, you disclose on page 4 that EFFL is a logistics service provider in Hong Kong and China. In addition, please clarify in this section, if true, that you are a holding company incorporated in Nevada, with your operations through your wholly-owned subsidiary organized in Hong Kong.

2. We note your response to comment 1, and your discussion in the second paragraph of your Explanatory Note regarding the potential impact of interference from the government of the People's Republic of China. Please also make clear whether this risk could significantly limit or completely hinder your ability to offer or continue to offer securities

to investors and cause the value of such securities to significantly decline or be worthless. We also note your disclosure in the second paragraph of your Explanatory Note regarding recent statements by the government of the PRC. Please also address how recent statements and regulatory actions by China's government relating to data security or anti-monopoly concerns has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. In addition, please address how recent statements and regulatory actions by China's government has or may impact the company's ability to list on a foreign exchange.

3. Please revise to clarify your reference to "the proceeds of this offering" in the third paragraph of your Explanatory Note. In that regard, we note that this registration statement does not cover the offer and sale of securities.

4. We note your response to comment 2, and reissue such comment in part. In your Explanatory Note, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong poses to investors. In particular, describe in this section the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock. With respect to your reference to the risk that the Chinese government may intervene or influence your operations at any time, please include a cross-reference, with relevant page number, to the more detailed discussion of this risk elsewhere in your registration statement. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5. We note your response to comment 3, and reissue such comment in part. Please disclose in your Explanatory Note whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. In that regard, we note your disclosure that you are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges. In addition, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to issue your securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

6.   We note you disclose "based on our current structure, these risks remain immaterial, regardless of the recent statements and regulatory actions by China's government" and your disclosure that "there is little chance for interference from the Chinese government." However, such statements do not appear to be consistent with your disclosure regarding related risks. Please revise. For example, distinguish between the current and potential future impact of PRC rules and regulations or recent statements and regulatory actions by China's government.

7.   We note your response to comment 4. Please revise to clarify whether dividends or distributions have been made to U.S. investors. If so, quantify such dividends or distributions, and describe the source and their tax consequences.

Item 1. Business, page 1

8.   We note your response to comment 10. Please revise to clarify whether the chart showing the director and employees relates to the structure of EFLL.

Item 1.A Risk Factors, page 5

9.   We note your revised risk factor disclosure regarding difficulties in effecting service of process, and your reference to your "sole officer and director" located outside of the United States. Please revise to clarify whether directors HongZhen Xu and HaiYan Zeng also reside outside the United States.

Financial Information
Management's Discussion and Analysis and Results of Operations, page 20

10.   We note that in response to prior comment 17 you added a discussion attributing changes in revenues, cost of services, and gross profit to the pandemic. Please further expand your disclosure to describe the sources of revenues, and the main components of cost of services, and of general and administrative expenses. Please also identify material variances in the individual sources and components for each period, and describe the reasons for the changes between periods, as previously requested.

       For example, given your disclosure on page 1, stating that you provide a range of logistics services "...which include (i) transportation; (ii) logistics solution consulting services; (iii) distribution management; and (iv) customization services (consisting mainly of labelling services and bundling services)," your disclosure in MD&A should clarify the extent to which activities in these various service categories have contributed to the results of operations for each period.

       Please include a comparison of the volumetric measures that are associated with significant categories of revenues. We reissue prior comment 17.

Item 5. Directors and Executive Officers, page 23

11. We note your response to comment 23, and reissue such comment. Please revise to briefly describe the business experience during the past five years of WeiQun Chen and Barry Wong Yan Wah, including each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. See Item 401(e) of Regulation S-K. In that regard, your disclosure does not clearly identify their business experience during the past five years.

Financial Statements and Supplementary Data, page 28

12. Please include an index under the Item 13 header to identify each set of financial statements that you provide in the registration statement along with the page numbers, as requested in prior comment 27. Please also re-number the annual financial statements to begin with F-17 rather than repeat F-1 through F-16.

13. We note your response to prior comment 29 indicating that you have provided pro forma financial statements of Novagant for annual and interim periods. However, your filing does not include pro forma financial statements, and our question pertained to the historical annual financial statement requirements.

    We see that you have included unaudited historical interim financial statements of Novagant and audited historical annual financial statements of Ever Full Logistics Limited (EFLL). However, you do not currently present audited annual financial statements of Novagant. Once the September 21, 2021 transaction occurred, if EFLL is deemed to be your predecessor, its annual financial statements would ordinarily need to be adjusted to reflect the change in capital structure retrospectively, and you would need to include unaudited interim financial statements for EFLL, similarly adjusted, up to the date of the exchange. Please describe your efforts to provide the required annual and interim financial statements, including audit coverage for the adjustments to the annual financial statements of EFLL.

    Please also tell us whether you have historical annual financial statements of Novagant covering its fiscal years ended March 31, 2021 and March 31, 2020, and whether you have obtained an audit of such statements if they exist for either or both of these fiscal periods.

    If you do not have financial statements of Novagant covering these periods, tell us the reasons. For example, describe the nature of the court proceeding that concluded on December 9, 2019, as referenced in your disclosure in the second paragraph on page one, and the extent of records maintained during these periods prior to the transaction with EFLL.

14. We note that your interim balance sheet on page F-1 is labeled as if you are presenting

account balances as of September 30, 2021 and September 30, 2020. Please revise as necessary to adhere to Rule 8-03 of Regulation S-X, which requires a comparative balance sheet in the interim statements that corresponds to the end of your most recently completed fiscal year, i.e. March 31, 2021 rather than September 30, 2020.

15.   Please confirm your understanding that the accounts of EFLL, covering the balances and activity of its current fiscal year up to the date of the exchange, will need to be covered by an audit opinion when filing your annual report for the fiscal year ended March 31, 2022; and that financial statements of EFLL as your predecessor will need to be presented in subsequent periodic reports on Form 10-K and Form 10-Q, to meet the form requirements.

Financial Statements for the Six Months Ended September 30, 2021 and 2020
Assumption, page F-5

16.   We have read your response to prior comment 37 and note that you have modified the assumption commentary on page F-5 and your accounting approach though without explanation or addressing the comment. We see that you have provided disclosures on page 20 and in Note 8 on page F-16, indicating that you accounted for the September 21, 2021 issuance of shares in exchange for Ever Full Logistic Limited (EFLL) as a business acquisition having a fair value of zero.

However, given your disclosures in the third and fourth paragraphs on page 1, the last paragraph on page 18, and the tabulation on page 23, also considering the status of Novagant prior to the transaction, it appears that EFLL would be regarded as a predecessor and that the transaction should be accounted for as a reverse merger recapitalization, with EFLL as the accounting acquirer and Novagant as the acquired entity.

Please refer to FASB ASC 805-50-45-2 and 45-4, also FASB ASC 805-40-45-1 through 45-5, and revise the interim financial statements accordingly. The financial statements covering periods prior to the transaction, including the comparative interim financial statements and the annual financial statements, should correspond to the accounts of EFLL and be labeled as those of your predecessor, adjusted for the change in capital structure.

Please revise your assumption commentary to describe the GAAP requirements that pertain to your financial presentation and reposition this disclosure to Note 8.

Note 2 - Summary of Significant Accounting and Reporting Policy, page F-7

17.   Please expand your disclosures to provide the information required by FASB ASC 280-10-50-20 through 50-26, 50-29 through 50-33, and 50-38 through 50-42. It should be clear how you have considered information about the various service categories and types of customers described on pages one and two in formulating these disclosures.

Revenue recognition, page F-8

18.   We note you have revised your revenue recognition accounting policy to refer to FASB ASC 606 in response to prior comment 39. Please further revise the notes to your financial statements to include the disclosures required by FASB ASC 606-10-50 and 606-10-65, as previously advised.

Financial Statements for the Years Ended March 31, 2021 and 2020
General, page F-17

19.   Please have the auditor disclose the year they began serving consecutively as EFLL's auditor to conform to PCAOB AS 3101.10(b).

Exhibits

20.   We note that you have not addressed the concerns raised in prior comment 31, although you have filed revised consents from the independent accountant for the inclusion of certain *review* reports pertaining to the financial statements of Novagant Corp and Ever Full Logistics Limited.

However, the registration statement does not include any review reports pertaining to these financial statements. If you have obtained and are endeavoring to file a consent for the *audit* report on the annual financial statements, the language in the consent should reference the audit report rather than a review report. If you are going to include a consent for a review report on the interim financial statements, you will also need to include the review report along with the interim financial statements to comply with Rule 8-03 of Regulation S-X, and in this case the periods described in the consent should be updated to coincide.

However, we suggest that you refer to the form requirements in the Exhibit Table under Item 601(a) of Regulation S-K, as you are not required to file consents from the independent accountant regarding the inclusion of such reports. Please discuss with your independent accountant and revise accordingly.

21.   We note your response to comment 33 that you have included the certificate of designation for the Series A Preferred Stock. However, Exhibit 3.4 appears to set forth the terms of the Series B Preferred Stock. Please advise.

General

22.   Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

WeiQun Chen
Novagant Corp.
December 7, 2021
Page 7

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Law Clerk, at 202-551-5351 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: Matthew McMurdo